Filed by Cellebrite DI Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TWC Tech Holdings II Corp.

Commission File No. 001-39499

The information contained in this interview is an English translation of an Israeli interview given to Globes, an Israeli news publication. Cellebrite has attempted to provide an accurate translation of the original material in Hebrew, but due to linguistic nuances, slight differences may exist.

“Every year, Cellebrite helps solve millions of investigations worldwide, including grave crimes such as human trafficking.”

“I have good explanations for our growth but not for the increase of valuation,” says Yossi Carmil, CEO of Cellebrite, the long-standing, profitable provider of Digital Intelligence solutions. Cellebrite is now merging into a SPAC based at a $2.4 billion valuation, four times the value that formed the basis for its capital round two years ago.

Commenting on the use of Cellebrite’s technology, Carmil says, “Cellebrite is the last to offer spying tools. Even the policing entities that use our products do so only with a court order.”

Shiri Haviv-Waldhorn, Globes, 12 April, 2021

PETAH TIKVA, ISRAEL, April 12, 2021 -- The number of Israeli technology companies merging into SPACs is on the rise. Cellebrite, a Digital Intelligence solution provider, has joined them last week toward its merger with TWC Tech Holdings at a $2.4 billion valuation. The deal includes raising $480 million for the company and selling $300 million worth of shares by existing shareholders. SPACs are companies without operations, which raise capital on the stock exchange to merge an existing company with operations into them within a limited time.

Unlike other companies, which arrive at their SPAC merger stage at a very young age, with hardly any revenues, let alone profits, Cellebrite is a long-standing, profitable company. In an interview with Globes, Cellebrite CEO Yossi Carmil and chair Haim Shani (formerly CEO of NICE, who has 25% of Cellebrite via the IGP fund he founded with Moshe Lichtman) say Cellebrite’s transition to the public market is a natural step.

“For several years now, I have been preparing to become the CEO of a publicly traded company, with all the implications it entails,” says Carmil. “Going public is a huge thing for the company. We are a group of people who have taken a long journey together. In fact, we may have remained privately held a little too long, waiting for the breakthrough. Our product offering and geographic presence have grown nicely, so the time has come to turn public.”

Carmil has been at Cellebrite’s helm for over 15 years and is one of its first employees. Previously, he worked as Siemens’ commercial VP in Israel. When asked to describe Cellebrite, he says, “Our mission is to optimize the investigation capabilities of our customers in fighting crime and help create a safer world. Every year, Cellebrite’s solutions help millions of investigations worldwide, including the most horrendous crimes, such as human trafficking.”

One case reported in Brazil last weekend, which was solved with Cellebrite’s solutions, involved a 4-year old child brought dead to the hospital with his parents claiming he had fallen. “The unique capabilities of our products, which enable accessing the parents’ cellphones, showed the child had been abused before he was murdered,” says Carmil.

“From digital information to admissible court evidence.”

“Our main role is turning digital information into digital evidence that would be admissible in court. We are a significant player in this field. We employ 870 people, with 100 new positions added in 2021 alone. Our employees possess a very high professional level and are very committed. Most of them come from Unit 8200 or similar units. Some of them joined us from law enforcement agencies.”

Carmil says today’s investigations are “stuck in the old world. They are handled manually with isolated chunks and pieces instead of being shared efficiently between departments and entities. On the other end is vast digital information that could play a meaningful role in the investigation. We all pay the price of the ‘stuck’ investigations because fewer crimes are being solved. But technology is changing the way law enforcement agencies are working.”

Cellebrite has 6,700 customers, of which 5,000 are law enforcement and government agencies, and 1,700 are companies on the private market.

Do companies buy your products to spy on their employees?

“Oh, no! Cellebrite is the last company to supply espionage tools. We are working in the strictly legal domain. Even police departments using our products are doing it with a court order and private entities are even stricter: they make sure they get employees’ consent before investigating. They investigate embezzlements with employees’ consent! Spying is not part of our vocabulary.”

Cellebrite’s product offering includes information extraction and initial analysis from cellphones, computers, or drones. Carmil stresses none of these activities is carried out via remote takeover and that Cellebrite is the global leader in this category. Additional solutions include analytics solutions for lab investigators and investigation and information management tools. Carmil projects all of these categories will grow, saying the company has entered the hot new field of crime-solving with cryptocurrencies. He estimates the company’s total addressable market will reach over $12 billion by 2023.

“We demonstrate impressive growth in a growing market, which is on the inflection point before embarking on even more massive growth.” He says. One of Cellebrite’s growth engines includes the existing strategic customers in the law enforcement market, to whom the company hopes to sell an end-to-end solution in the future. Yet another growth driver involves cloud and SaaS solutions, followed by mergers and acquisitions.

What would you like to acquire? A complementing technology or enter new geography?

“In 3-5 years, I would like to see Cellebrite as the leading platform in end-to-end digital investigations. We will achieve that with our organic capabilities but also through the acquisition of associated assets. For example, we would buy assets that expand our ability to enter the investigation at a more preliminary stage. Secondly, we will acquire SaaS and cloud solutions. In the private market, we would seek to add new customers, so we might acquire a business platform that would bring us customers.”

What drove your decision to become a public company?

“As a public company, we will have a known market valuation and be able to think bigger. Going public is also a way of conveying to the employees and the market our faith in the company and its purpose. In terms of timing, we have had a few financially sound years. 2020 was strong despite COVID-19, so we thought the time is right. We considered an IPO or SPAC, hired JP Morgan, and received proposals from several significant SPACs. However, we got to know this SPAC on Zoom after learning of their experience. The chemistry was there. At any rate, after the issuance, it makes no difference if you got to the stock exchange through an IPO or a SPAC merge. The company can only rely on itself and its performance.”

A first-round only two years ago

Although it was founded in early 2000 and sold in 2007 to Japanese Sun Corporation, its majority shareholder, it was only two years ago that Cellebrite held its first capital round, with IGP, the investment fund of Shani and Lichtman, participating with a $110 million investment. The upcoming SPAC merger will take place at four times that investment.

How would you explain the hike in the company’s value?

“I have good explanations for our growth but not for the value appreciation,” says Carmil. “We started negotiating with SPACs in Q1 to understand the market. Over the past month, we see that valuations are returning to more sane ranges. I adopt a long-term view: we have excellent performance, and I believe the value the market gives us is good and realistic.”

As a company working with government agencies, can you ensure no one abuses your technology?

“Cellebrite’s tools are very resilient. They enable the law enforcement agencies that protect our children make this world better. Clearly, a player like us takes into consideration that the tools may reach the wrong hands or be misused.

“We developed our internal, technological, and contractual mechanisms to ensure none of that happens. We have a dedicated department that works according to our human rates and corruption indices. We have an ethics committee on the board. All the certifications are in our hands. Whenever we see something is headed in the wrong direction, we deactivate the product remotely.

“In Israel, we are regulated by the Defense Export Control policy. We are strongly committed to ethics. We exited operations in Hong Kong following the changes that took place there. Bear in mind that up until now, our majority shareholder was a Japanese public company. I understand the significance of a public company, and I wouldn’t have risked it in any way.”

Cellebrite’s competitive landscape also includes mega-corporations such as IBM, Motorola, which is taking its first steps in this field, and Axon, which joined the investment associated with the merger. “Having competitors in our arena makes an excellent growing bed for our differentiated products. No company can provide an all-encompassing solution,” says Carmil.

Has anyone attempted to acquire Cellebrite over the years?

“No, but this may be due to the complexity posed by having a Japanese majority shareholder or because we sent a clear message that our strategy is becoming a company that swallows other companies, not being swallowed up.”

“Do as they say.”

When asked what is unique about Cellebrite, Haim Shani from IGP provides an unusual answer, “if there’s a single thing that typifies Cellebrite on top of the technology and the exciting solutions, is that they do exactly what they said they would.”

He adds, “We met Cellebrite in 2016. They presented us with an ambitious growth plan. We looked at it and said, ‘Wow, it would be interesting to watch them do it.’ No investment came out of that meeting, but we met again in 2019. We compared the new presentation they showed us with the one from 2016 and saw the growth was right on target, even a little higher than planned.

“At this stage, we said, ‘yes, we want it.’ In another incident, when Yossi and I sat with the Japanese shareholders and two interpreters for ten hours, the detailed plan we showed them was realized to the letter over the past two years. I believe and hope we will continue to see the same culture later on.”

Cellebrite is a long-standing, profitable company. Would you agree that the SPAC trend mainly involves immature companies looking to enter the public market?

“Let’s distinguish between Cellebrite and other companies. Cellebrite announced already two years ago that it plans to go public within two years. It was part of our investment thesis. It is not as if we are jumping on the bandwagon of some trend. Taking this route was convenient for us. On the principle level, I presume not every company – not necessarily in the Israeli high-tech industry – that makes it to the public stock exchanges via SPAC are mature enough. However, many companies fit the bill. If too many immature or too small companies attempt to go public, the market will find its ways to reinstate the balance.”

Other Israeli investors that invested in Cellebrite besides IGP, which as mentioned above earned four times its investment, include Leumi Partners, Discount, Clal Insurance, and the School and Kindergarten Teachers Educational Funds ($10 million). These entities made a similar gain on Cellebrite’s sharp value appreciation. “We invested in an excellent company with excellent accomplishments. I am glad we made our small contribution. This is just the beginning,” says Shani.

About Cellebrite

Cellebrite’s mission is to enable its customers protect and save lives, accelerate justice and preserve privacy in communities around the world. Cellebrite is the global leader in Digital Intelligence solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies in more than 140 countries, Cellebrite’s Digital Intelligence platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more visit us at www.cellebrite.com and https://www.cellebrite.com/en/investors/.

About TWC Tech Holdings

TWC Tech Holdings is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. TWC Tech Holdings raised $600 million in its initial public offering in September 2020. TWC Tech Holdings securities are listed on the Nasdaq Capital Market under the ticker symbols TWCT, TWCTU and TWCTW.

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of TWC Tech Holdings, Cellebrite or the combined company after completion of the proposed business combination (the “business combination”) contemplated by the Business Combination Agreement and Plan of Merger (the “Merger Agreement”) are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of TWC Tech Holdings or other conditions to closing in the Merger Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Merger Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Cellebrite as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Cellebrite may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by TWC Tech Holdings. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. TWC Tech Holdings and Cellebrite undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Cellebrite and TWC Tech Holdings, Cellebrite intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to stockholders of TWC Tech Holdings II Corp. in connection with TWC Tech Holdings’ solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the SEC, TWC Tech Holdings will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. Cellebrite or TWC Tech Holdings may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with TWC Tech Holdings’ solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Cellebrite, TWC Tech Holdings and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or at Cellebrite’s website at www.cellebrite.com, or by directing a request to: TWC Tech Holdings II Corp., Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Cellebrite, TWC Tech Holdings or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Cellebrite and TWC Tech Holdings and their respective directors and officers may be deemed participants in the solicitation of proxies of TWC Tech Holdings stockholders in connection with the proposed business combination. TWC Tech Holdings stockholders, Cellebrite’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Cellebrite and TWC Tech Holdings at Cellebrite’s website at www.cellebrite.com, or in TWC Tech Holdings’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, respectively. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TWC Tech Holdings’ stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Contacts For Cellebrite: Media

Adam Jaffe
VP of Global Communications adam.jaffe@cellebrite.com +1 973 206 7643
[- or - Reevemark Renée Soto or J. Peter Donald +1 212 433 4600 cellebrite@reevemark.com ]

Investors

Anat Earon-Heilborn
VP, Investor Relations +972 73 394 8440 investors@cellebrite.com
[ - or - Michael Anderson Blueshirt Capital Advisors cellebrite@blueshirt.com]

For TWC Tech Holdings II Corp.

Jonathan Gasthalter/Nathaniel Garnick Gasthalter & Co. +1 (212) 257-4170 TWCT@gasthalter.com

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